UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp
Suite 1200 - 1188 West Georgia Street
Vancouver, B.C. V6E 4A2
Tel: (604) 685-6875 Fax: (604) 669-2960
www.evolvinggold.com

________________________________________________________________________________________________

NEWS RELEASE

Evolving Gold Corp closes Private Placement

Vancouver, British Columbia, September 14, 2005: Evolving Gold Corp. (CNQ:GOLD is pleased to announce that it has closed the Private Placement announced on August 30, 2005 comprising 290,000 units for a value of $145,000.00 CDN. Each unit is comprised of one common share and one non-transferable, share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company for a period of two years, at a price of $0.55.

Shares issued pursuant to the Private Placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold expiring January 15, 2006.

On behalf of the Board of Directors

EVOLVING GOLD CORP

/s/ Lawrence A. Dick
_________________________________________
Lawrence A. Dick, President and CEO

Evolving Gold Corp
Suite 1200 - 1188 West Georgia Street
Vancouver, B.C. V6E 4A2
Tel: (604) 685-6875 Fax: (604) 669-2960
www.evolvinggold.com

________________________________________________________________________________________________

NEWS RELEASE

Meridian Gold Company to Option Evolving Gold Corp's
Winnemucca Mountain Property

Vancouver, British Columbia, September 27, 2005: Evolving Gold Corp (CNQ:GOLD; OTCBB:EVOGF) ("Evolving") is pleased to announce the signing of a Letter of Intent with Meridian Gold Inc. (NYSE: MDG ; TSE:MNG) ("Meridian") regarding an option by Meridian to earn a 70% interest in Evolving's Winnemucca Mountain property (the "Property"). The Property is situated near the northern end of the Battle Mountain-Eureka gold trend and consists of 272 unpatented mineral claims covering about 2,115 hectares in Humboldt County, in northwestern Nevada.

Under the terms of the Letter of Intent, Meridian can earn a 70% interest in the Property by making a total contribution of $US 500,000 in staged cash payments to Evolving and investing a total of $US 4 million in exploration on the Property before December 31, 2008. The minimum exploration expenditure between now and December 31, 2006 is $US 500,000. In addition, Meridian must deliver a pre-feasibility report on or before June 30, 2009. Upon completion of the required payments and expenditures, Evolving and Meridian will establish a joint venture in respect of the claims on the Property and Meridian will contribute 136 claims that adjoin the Property.

Background on the Winnemucca Mountain Property

Previous exploration work by Santa Fe Pacific Mining (now Newmont Mining Corporation) at the Property focused on the pediment-covered Swordfish Zone between 1988 and 1990. Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone, and reported results ranging up to 13.7 meters averaging 3.9 grams per ton gold.

Near the end of Santa Fe's tenure on the Property, a step-out hole, approximately 500 meters northeast of the Swordfish Zone, encountered 2.2 ounces per ton (68.6 grams per ton) gold across a 5 foot (1.5 meter) hole length, at what is now called the SF Extension Zone. This intercept has never been followed up by further drilling, and has been interpreted by Evolving to indicate that higher gold grades may occur in structurally-controlled zones northeast of Swordfish, similar to the high-grade "feeder" zones which underlie the Sleeper, and other gold deposits in the district. The SF Extension, and beyond to the northeast, is a high-priority drill target.

In addition to the Swordfish and SF Extension areas, additional exploration targets have been identified and are comprised of multiple outcropping vein-style occurrences reported to carry anomalous gold values that have yet to be explored in detail.

Evolving has recently completed a detailed compilation of all existing data. Evolving's President Dr. Lawrence A. Dick stated: "I am extremely pleased to have Meridian Gold Company as a partner in Nevada. Meridian's participation in this, one of our key projects, shows that we share common exploration and discovery objectives and adds credibility to the project".

In compliance with National Instrument 43-101 ("NI 43-101"), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the technical accuracy of this news release. An independent NI 43-101 compliant technical report was been filed on SEDAR.

On behalf of Evolving Gold Corporation

/s/ Lawrence Dick
______________________________________
Lawrence A. Dick, Ph.D., P.Geo.
President

Forward Looking Statements: This press release may contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include the risks and uncertainties described in Evolving's Form 20-F Registration Statement or Annual Report filed with the United States Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September 27, 2005

/s/ Warren McIntyre
____________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director